Exhibit 99.3

FORM OF DEBT ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS DEBT ASSIGNMENT AND ASSUMPTION AGREEMENT (the “Agreement”) is made and entered into as of ________, 2025 by and among:

(1)	Pintec Technology Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”);

(2)	Romantic Park Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Transferee”);

(3)	, a company incorporated under the laws of the (the “Debtor”);

(4)	, a company incorporated under the laws of (the “Creditor”).

Each of the parties to this Agreement is referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

(A)	As of the date hereof, the Company is the holder and owner of certain debt and claim owed by the Debtor (the “Assigned Debt”). The Company is also obligated under certain debt and liabilities owed to the Creditor (the “Assumed Debt”, together with Assigned Debts, is collectively referred to as “Debts and Obligations”). The details of the Debts and Obligations are set out in Schedule I attached hereto.

(B)	The Company desires to assign all of its rights, title, and interests in and to the Assigned Debts to the Transferee, and to delegate and transfer to the Transferee, and have the Transferee assume, all of its obligations in respect of the Assumed Debts. The Transferee desires to accept such assignment and assumption, effective as of the date hereof.

AGREEMENT

NOW, THEREFORE, in consideration of the promises set forth herein and other good and valuable consideration, the parties hereby agree as follows:

1.	The Company hereby assigns and transfers to the Transferee all of its rights, title, interests, and claims in and to the Assigned Debt, and transfers and causes the Transferee to assume all of its obligations in respect of the Assumed Debt owed to the Creditor, effective as of the date hereof, without any fees, costs or expenses to be paid by the Company in connection with such assignment and/or assumption of Debts and Obligations.

2.	Each of the Debtor and the Creditor hereby acknowledges and consents to the assignment of the Assigned Debt to the Transferee and the assumption of the Assumed Debt by the Transferee. The Transferee shall directly be vested with all rights under the Assigned Debt and shall be solely responsible for performing all obligations under the Assumed Debt, effective as of the date hereof.

3.	Upon execution of this Agreement, the Transferee shall be deemed to replace the Company as the creditor of the Assigned Debt and as the debtor for the Assumed Debt, and shall enjoy all rights and remedies, and be bound by all obligations, terms, conditions, and liabilities associated therewith, as if it had been the original creditor or debtor, as applicable.

4.	Upon the execution of this Agreement, all rights, interests, obligations, and responsibilities in respect of the Debts and Obligations shall be irrevocably and unconditionally transferred to and assumed by the Transferee. The Company shall be fully and finally released and discharged from any and all rights, claims, obligations, or liabilities whatsoever in connection with the Debts and Obligations.

5.	This Agreement shall be governed by and interpreted and enforced in accordance with the laws of Hong Kong.

6.	Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in Hong Kong under the UNCITRAL Arbitration Rules in accordance with the Hong Kong International Arbitration Centre Procedures for the Administration of International Arbitration then in force. The place of the arbitration shall be Hong Kong International Arbitration Centre and the language of the arbitration shall be Chinese. There shall be only one arbitrator.

7.	This Agreement shall come into force as of the date first written above, when signed by all the parties hereto.

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first written.

Pintec Technology Holdings Limited

By:
Name: Zexiong Huang
Title: Authorized Signatory

Signature Page to the Debt Assignment and Assumption Agreement

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first written.

Romantic Park Holdings Limited

By:
Name: Jun Dong
Title: Authorized Signatory

Signature Page to the Debt Assignment and Assumption Agreement

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first written.

[Debtor]

By:
Name:
Title: Authorized Signatory

Signature Page to the Debt Assignment and Assumption Agreement

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first written.

[Creditor]

By:
Name:
Title: Authorized Signatory

Signature Page to the Debt Assignment and Assumption Agreement

SCHEDULE I

DETAILS OF DEBTS AND OBLIGATIONS

Creditor	Debtor	Principal Amount (dollar)

Schedule I to the Debt Assignment and Assumption Agreement